Exhibit 99.(a)(1)(F)

To All AMCC Optionholders Eligible to Participate in the Offer to Exchange:

REMINDER — If you are electing to exchange any of your Eligible Option Grants under the Stock Option Exchange Program, the deadline to deliver your Election Form to Stock Administration is May 10, 2007 at 5:00 p.m. Pacific Time.

A copy of the Election Form along with instructions for completing and delivering the form can be found at http://sp.amcc.com/finance/stockadmin/default.aspx or by contacting Stock Administration. We cannot accept late submissions, and therefore we urge you to respond early to avoid any last minute problems.

If you are not electing to tender any of your outstanding Eligible Option Grants for exchange, then no action is required on your part.

If you have questions regarding the Stock Option Exchange Program, contact Stock Administration at (858) 535-3445 or stockadm@amcc.com.